Filed by Minebea Co., Ltd. Pursuant to Rule 425 under the
U.S. Securities Act of 1933 Subject Company: MITSUMI
ELECTRIC CO., LTD. (File Number: 132-02801) Dated May 27,
2016 Business Results Fiscal Year Ended March 31, 2016
(Excerpt) May 10, 2016 Minebea Co., Ltd.

Mitsumi integration an eye to FY 3/2018
Minebea
Passion to Exceed Precision
After approvals from anti-monopoly authorities
⇒ Preparing to jump start after Mitsumi integration
Synergy between Minebea's ultra-precision machining and Mitsumi's electronics technologies
Minebea
Passion to Exceed Precision
MITSUMI
Output devices
Processing, optical & mechanism technologies
Standard products
Create new products
Synergy to expand businesses
Input, conversion & control devices
Electronics & communications technologies
Custom-designed products
Sales
(FY 3/2016 E)
(Billion yen)
Employees
(Minebea : End of 3/2016)
**(Mitsumi : End of 9/2015)
*165
MITSUMI
**39,853
610
Minebea
62,480
*Mitsumi sales are according to its forecast as of 3/30/2016
12/21/2015
Basic agreement
3/30/2016
Definitive agreement
Approval processes might take longer
3/17/2017(Plan)
Start of Minebea Mitsumi
Applications to anti-monopoly authorities (about 4 months)
Preparation for integration
Next year, 3 year business plan will be announced
12/27/2016
Mitsumi extraordinary shareholders' meeting
May 10, 2016
27

In regards to the business integration with Mitsumi Electric, we concluded a final agreement with them on March 30, 2016. On the following day of the agreement, we started seeking approval from anti-monopoly authorities. To date we have already acquired approval from competition authorities in Japan, the U.S., and Germany. The only countries that have not given approval are Korea and China. We expect to acquire approval from those two countries by around July of this year because we do not see any significant issues that could have a negative impact on approval. I hope that the Korean and Chinese authorities will approve the business integration as soon as possible, given that we will not be able to actively proceed with activities related to the integration with Mitsumi Electric until then because of regulatory requirements.

I paid visits to quite a few business hubs operated by Mitsumi Electric during the period from January through March of this year, and realized that there is great potential for Mitsumi Electric to improve its manufacturing process and its productivity if we succeed in migrating our production technologies to Mitsumi Electric. There is a really good chance that Mitsumi Electric will make a great comeback as a highly profitable company if we successfully rebalance their business portfolio. We also hope to be able to leverage Mitsumi Electric's expertise when developing our products in various fields. I will not talk about our three-year business plan today because we believe that it is too early to give you an outlook for the next three years ahead of the business integration with Mitsumi Electric, which is scheduled to be completed on March 17 next year. I will discuss our business plan for the next three years at the appropriate time next year after we have more extensive information about the business conducted by Mitsumi Electric.

27

Minebea Co., Ltd. Business Results http://www.minebea.co.jp/
Any statements in this presentation which are not historical are future projections based on certain assumptions and
executive judgments drawn from currently available
information. Please note that actual performance may vary
significantly from any particular projection due to various
factors. Factors affecting our actual performance include
but are not limited to: (i) changes in economic conditions
or demand trends related to Minebea's business operations;
(ii) fluctuation of foreign exchange rates or interest
rates; and (iii) our ability to continue R&D, manufacturing
and marketing in a timely manner in the electronics business sector, where technological innovations are rapid and new
products are launched continuously. All the information in
this document is the property of Minebea Co., Ltd. All
parties are prohibited, for whatever purpose, from copying,
modifying, reproducing, transmitting, etc. this information
regardless of ways and means without prior written
permission of Minebea Co., Ltd. May 10, 2016 35

Minebea may file a registration statement on Form F-4 ("Form
F-4") with the U.S. Securities and Exchange Commission (the
"SEC") in connection with the possible share exchange (the
"Share Exchange") pertaining to a business integration
between the two companies, if it is consummated. The Form
F-4 (if filed in connection with the Share Exchange) will
contain a prospectus and other documents. If a Form F-4 is
filed and declared effective, the prospectus contained in
the Form F-4 will be mailed to U.S. shareholders of MITSUMI
prior to the shareholders' meeting at which the Share
Exchange will be voted upon. The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information
about the two companies, the Share Exchange and related
matters. U.S. shareholders to whom the prospectus is
distributed are urged to read the Form F-4, the prospectus
and other documents that may be filed with the SEC in
connection with the Share Exchange carefully before they
make any decision at the shareholders' meeting with respect
to the Share Exchange. Any documents filed with the SEC in
connection with the Share Exchange will be made available
when filed, free of charge, on the SEC's web site at
www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please
refer to the contact of Minebea below. Contacts for
inquiries regarding the Business Integration

Minebea Minebea Co., Ltd. 4106-73, Oaza Miyota,
Miyota-machi, Kitasaku-gun, Nagano 389-0293, Japan Takayuki
Ishikawa, General Manager Corporate Communications Office
Tel: 03-6758-6703 Email:
corporate_communication@minebea.co.jp May 10, 2016 36